Exhibit 99.1
FOR IMMEDIATE RELEASE February 5, 2015

MACROCURE ANNOUNCES SPECIAL GENERAL MEETING OF SHAREHOLDERS
 FOR APPROVAL OF AMENDMENTS TO COMPENSATION PACKAGE OF CEO AND 2013 SHARE
 INCENTIVE PLAN

PETACH TIKVA, ISRAEL, February 5, 2015 (GLOBE NEWSWIRE) —Macrocure Ltd. (NASDAQ: MCUR), a clinical-stage biopharmaceutical company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, today announced that it will hold a Special General Meeting of Shareholders on March 11, 2015 for the purposes of approving amendments to the compensation package of the Company's Chief Executive Officer, or the CEO, for the 2015 year, and approving amendments to the Company’s 2013 Share Incentive Plan. The record date for shareholders entitled to vote at the meeting is Monday, February 9, 2015.

The shareholder approvals are being sought pursuant to Israeli corporate law and stock exchange listing requirements that are applicable to the Company.  The Israeli Companies Law requires that any amendment to the compensation package of the CEO requires approval by the affirmative vote of the holders of a majority of the voting power represented at a shareholders meeting (in person or by proxy), excluding abstentions. That ordinary majority must also constitute a special majority that satisfies either of the following two conditions:

•
the majority includes a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the amendments to the CEO's compensation package that are voted at the shareholders meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The second agenda item for the shareholders meeting—the approval of amendments to the Company’s 2013 Share Incentive Plan—is being brought before the shareholders pursuant to requirements under the NASDAQ Listing Rules and Israeli Companies Law.

The Board of Directors of the Company recommends that the Company’s shareholders vote in favor of each of the proposals.

The presence, in person or by proxy, of two or more shareholders possessing at least twenty-five percent (25%) of the Company’s voting power will constitute a quorum at the meeting. In the absence of a quorum within 30 minutes of the scheduled time for the meeting, the meeting will be adjourned for one week and will be held on Wednesday, March 18, 2015 at the same time and place, unless otherwise determined by the Chairman of the meeting. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Additional Information and Where to Find It

In connection with the meeting, Macrocure will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposals to be voted upon at the meeting, along with a proxy card enabling them to submit their votes on those proposals. Macrocure will also be furnishing copies of the proxy statement and proxy card to the SEC in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on the Company’s website at http://investor.macrocure.com. The full text of the proposed resolutions, together with the form of proxy card, for the meeting, may also be viewed beginning on February 12, 2015, at the registered office of the Company, 25 Hasivim Street Petach Tikva, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-3-923-5556.

Shareholders who are unable to attend the meeting in person will be requested to complete, date and sign a form of proxy and return it promptly in the pre-addressed envelope that will be provided, so as to be received not less than forty eight (48) hours in advance of the meeting, unless that requirement is waived by the Chairman of the meeting. No postage will be required if it is mailed in the United States to our United States transfer agent, Continental Stock Transfer & Trust Company. Shareholders who attend the meeting in person may revoke their proxies and vote their ordinary shares at the meeting.

If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares (including via www.proxyvote.com) or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the meeting (or to appoint a proxy to do so).

Joint holders of ordinary shares in the Company should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, such as DFUs and VLUs. The Company's novel approach is to treat and close chronic and other hard-to-heal wounds by injecting the human body's own wound healing and regenerative components directly into the wound itself. For more information, please visit www.Macrocure.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecasts, commercial results, clinical trials and regulatory authorizations. Forward-looking statements are based on Macrocure's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in regulatory approval process or additional competition in the market. The forward-looking statements made herein speak only as of the date of this release and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contact	Francesca DeMartino Investor Relations & Corporate Communications +1 (310) 739-6476 francesca@macrocure.com